US LBM Holdings, Inc.

1000 Corporate Grove Drive
Buffalo Grove, Illinois 60089

December 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	US LBM Holdings, Inc. Form S-1 (File No. 333-217816)

Ladies and Gentlemen:

Reference is made to the above captioned registration statement filed by US LBM Holdings, Inc. (the “Registrant”) on May 10, 2017, as amended by Amendment Nos. 1 – 9 thereto (as amended, the “Registration Statement”). The Registrant has determined not to pursue the initial public offering of common stock contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective, and no shares of common stock of the Registrant have been or will be issued or sold by the Registrant under the Registration Statement.

Accordingly, pursuant to Rule 477 of the Securities Act of 1933, as amended, the Registrant hereby requests the withdrawal of the Registration Statement, together with all exhibits, effective immediately. The Registrant also requests, in accordance with Rule 457(p), that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant’s account.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via email at Michelle.Pollock@uslbm.com, with a copy to Morgan J. Hayes, Esq. at Debevoise & Plimpton LLP via email at mjhayes@debevoise.com.

If you have any questions or comments or require further information or documentation, please do not hesitate to call Michelle Pollock, Esq. at (224) 938-0728 or Morgan J. Hayes, Esq. at (212) 909-6983.

Sincerely,

/S/ MICHELLE POLLOCK Michelle Pollock Executive Vice President & General Counsel